SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

HOLLY ENERGY PARTNERS, L.P.

(Name of the Issuer)

Holly Energy Partners, L.P.

HF Sinclair Corporation

Navajo Pipeline Co., L.P.

Holly Apple Holdings LLC

Holly Logistic Services, L.L.C.

HEP Logistics Holdings, L.P.

(Names of Persons Filing Statement)

Common Units

(Title of Class of Securities)

435763 10 7

(CUSIP Number of Class of Securities)

Vaishali S. Bhatia Executive Vice President, General Counsel and Secretary HF Sinclair Corporation 2828 N. Harwood St., Suite 1300 Dallas, Texas 75201 (214) 871-3555	Vaishali S. Bhatia Executive Vice President, General Counsel and Secretary Holly Energy Partners, L.P. 2828 N. Harwood St., Suite 1300 Dallas, Texas 75201 (214) 871-3555

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Katherine Terrell Frank E. Ramey Layne Vinson & Elkins L.L.P. Trammell Crow Center 2001 Ross Avenue, Suite 3900 Dallas, Texas 75201 (214) 220-7700	Hillary H. Holmes Tull R. Florey Gibson, Dunn & Crutcher LLP 811 Main Street, Suite 3000 Houston, Texas 77002 (346) 718-6600

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☒	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the SEC nor any state securities regulatory agency has approved or disapproved the Merger, passed upon the merits or fairness of the Merger or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Amendment No. 3”) amends and supersedes the Rule 13E-3 Transaction Statement on Schedule 13E-3 originally filed on September 22, 2023 (together with the exhibits filed thereto, the “Original Statement”), as amended by Amendment No. 1 filed on October 16, 2023 (together with the exhibits filed thereto, “Amendment No. 1”), as amended by Amendment No. 2 filed on October 26, 2023 (together with the exhibits filed thereto, “Amendment No. 2” and the Original Statement as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, together with the exhibits filed hereto and thereto, the “Amended Transaction Statement”), is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Holly Energy Partners, L.P., a Delaware limited partnership (“HEP”) and the issuer of the common units representing limited partner interests in HEP (“HEP Common Units,” and the holders of HEP Common Units, the “HEP Unitholders”) that are subject to the Rule 13e-3 transaction; (ii) HF Sinclair Corporation, a Delaware corporation (“HF Sinclair”); (iii) Navajo Pipeline Co., L.P., a Delaware limited partnership and an indirect wholly owned subsidiary of HF Sinclair (“HoldCo”); (iv) Holly Logistic Services, L.L.C., a Delaware limited liability company, the general partner (the “General Partner”) of HEP Logistics Holdings, L.P. (“HLH”); (v) HLH, a Delaware limited partnership and the general partner of HEP; and (vi) Holly Apple Holdings LLC, a wholly owned subsidiary of HoldCo (“Merger Sub”). Collectively, the persons filing this Amended Transaction Statement are referred to as the “filing persons.”

This Amended Transaction Statement relates to the Agreement and Plan of Merger, dated as of August 15, 2023 (as the same may be amended or supplemented from time to time, the “Merger Agreement”), by and among HF Sinclair, HEP, HoldCo, the General Partner, HLH and Merger Sub, pursuant to which Merger Sub will merge with and into HEP, with HEP surviving as an indirect, wholly owned subsidiary of HF Sinclair (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger, each outstanding HEP Common Unit other than the HEP Common Units owned by HF Sinclair, HoldCo, HLH, the General Partner and their respective affiliates, will be converted into the right to receive (i) 0.315 (the “Exchange Ratio”) shares of common stock, par value $0.01 per share, of HF Sinclair (the “HF Sinclair Common Stock” and such issuance, the “HF Sinclair Stock Issuance”) and (ii) $4.00 in cash, without interest (the “Cash Consideration” and, together with the shares of HF Sinclair Common Stock to be issued in the Merger, the “Merger Consideration”). The receipt of Merger Consideration in exchange for HEP Common Units held by the HEP Unitholders other than HF Sinclair and its subsidiaries pursuant to the Merger will be a taxable transaction to U.S. Holders. See “United States Federal Income Tax Consequences” in the Joint Proxy Statement/Prospectus (as defined below).

The Merger will become effective upon the filing of a properly executed certificate of merger with the Secretary of State of the State of Delaware or at such later date and time as may be agreed by HF Sinclair and HEP in writing and set forth in the certificate of merger.

HF Sinclair will not issue any fractional shares in the Merger. Instead, each holder of HEP Common Units that are converted pursuant to the Merger Agreement who otherwise would have received a fraction of a share of HF Sinclair Common Stock will be entitled to receive, in lieu thereof, a cash payment (without interest and rounded to the nearest cent) in an amount equal to the product of (i) the aggregated amount of the fractional interest in shares of HF Sinclair Common Stock to which such holder would otherwise be entitled to receive pursuant to the Merger Agreement and (ii) an amount equal to the average of the volume weighted average price per share of HF Sinclair Common Stock on the New York Stock Exchange (the “NYSE”) (as reported by Bloomberg L.P., or, if not reported therein, in another authoritative source mutually selected by HF Sinclair and the General Partner) on each of the ten consecutive trading days ending with the complete trading day immediately prior to the closing date of the Merger.

Holders of shares of HF Sinclair Common Stock prior to the Merger will continue to own their existing shares of HF Sinclair Common Stock. In connection with the Merger, (i) HLH’s non-economic general partner interest in HEP, (ii) HLH’s special general partner interest in HEP (the “Special General Partner Interest”), and (iii) the HEP Common Units owned by HF Sinclair and its subsidiaries, including HoldCo, will not be cancelled, will not be converted into the Merger Consideration and will remain outstanding following the Merger as a non-economic general partner interest in HEP, a Special General Partner Interest in HEP and as HEP Common Units, respectively.

The closing of the Merger will take place on the third business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement (other than conditions that by their nature are to be satisfied at the closing but subject to the satisfaction or waiver of those conditions), or at such other place, date and time as HF Sinclair and HEP may agree.

The conflicts committee (the “HF Sinclair Conflicts Committee”) of the board of directors of HF Sinclair (the “HF Sinclair Board”) has unanimously (i) determined that the Merger Agreement and the various transactions contemplated by the Merger Agreement, including the Merger and the HF Sinclair Stock Issuance (the “Transactions”), are advisable and in the best interests of HF Sinclair and the HF Sinclair Stockholders, (ii) approved the Merger Agreement and the Transactions, including the Merger and the HF Sinclair Stock Issuance, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) recommended that the HF Sinclair Board approve the Merger Agreement and the Transactions, including the Merger and the HF Sinclair Stock Issuance, on the terms and subject to the conditions set forth in the Merger Agreement, and (iv) resolved and recommended that the HF Sinclair Board resolve, to (a) direct that the HF Sinclair Stock Issuance be submitted to a vote of the HF Sinclair Stockholders for approval at the HF Sinclair Special Meeting and (b) recommend approval of the HF Sinclair Stock Issuance by the HF Sinclair Stockholders at the HF Sinclair Special Meeting (as defined below).

The HF Sinclair Board (acting, in part, based upon the recommendation of the HF Sinclair Conflicts Committee) has unanimously (i) determined that the Merger Agreement and the Transactions, including the Merger and the HF Sinclair Stock Issuance, are advisable and in the best interests of HF Sinclair and the HF Sinclair Stockholders, (ii) approved the Merger Agreement and the Transactions, including the Merger and the HF Sinclair Stock Issuance, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) directed that the HF Sinclair Stock Issuance be submitted to a vote of the HF Sinclair Stockholders for approval at the HF Sinclair Special Meeting and (iv) resolved to recommend approval of the HF Sinclair Stock Issuance by the HF Sinclair Stockholders at the HF Sinclair Special Meeting.

The conflicts committee (the “HEP Conflicts Committee”) of the board of directors of the General Partner (the “GP Board”) has unanimously and in good faith (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of HEP, including the HEP Unitholders other than HF Sinclair, HoldCo, HLH, the General Partner and their respective Affiliates, including officers and directors of such entities and their Affiliates (the “HEP Unaffiliated Unitholders”), (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger (the foregoing constituting “Special Approval” for all purposes of the Second Amended and Restated Agreement of Limited Partnership of HEP, dated as of October 31, 2017, as may be further amended, modified or supplemented from time to time, including Section 7.9(a) thereof) on the terms and subject to the conditions set forth in the Merger Agreement, (iii) recommended that the GP Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and (iv) resolved and recommended that the GP Board resolve to (a) direct that the Merger Agreement and the Merger be submitted to a vote of the HEP Unitholders for approval and (b) recommend approval of the Merger Agreement and the Merger by the HEP Unitholders at the HEP Special Meeting (as defined below).

The GP Board (acting, in part, based upon the recommendation of the HEP Conflicts Committee) has unanimously and in good faith (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of HEP, including the HEP Unaffiliated Unitholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) directed that the Merger Agreement and the Merger be submitted to a vote of the HEP Unitholders for approval and (iv) resolved to recommend approval of the Merger Agreement and the Merger by the HEP Unitholders at the HEP Special Meeting.

In connection with the Merger, HF Sinclair will hold a special meeting of its stockholders (as the same may be adjourned or postponed, the “HF Sinclair Special Meeting”), and HEP will hold a special meeting of its unitholders (as the same may be adjourned or postponed, the “HEP Special Meeting”).

At the HF Sinclair Special Meeting, the HF Sinclair Stockholders will be asked to consider and vote on proposals to (i) approve the issuance of shares of HF Sinclair Common Stock to HEP Unitholders pursuant to the Merger Agreement (the “HF Sinclair Stock Issuance Proposal”) and (ii) approve the adjournment of the HF Sinclair Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the HF Sinclair Special Meeting to approve the HF Sinclair Stock Issuance Proposal. The approval by the HF Sinclair Stockholders of the HF Sinclair Stock Issuance Proposal is required by the NYSE rules relating to issuances of securities to certain related parties.

At the HEP Special Meeting, the HEP Unitholders will be asked to consider and vote on proposals to (i) approve the Merger Agreement and the transactions contemplated thereby (the “Merger Proposal”) and (ii) approve the adjournment of the HEP Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the HEP Special Meeting to approve the Merger Proposal. Pursuant to the Merger Agreement, HF Sinclair has agreed that it will vote, or cause to be voted, all HEP Common Units then owned beneficially or of record by HF Sinclair or any of its subsidiaries in favor of the Merger Proposal. HF Sinclair currently holds approximately 47% of the issued and outstanding HEP Common Units through its subsidiaries, along with the non-economic general partner interest and the Special General Partner Interest.

On October 16, 2023, HF Sinclair filed with the SEC an amended registration statement on Form S-4, which included a notice of meeting and a joint proxy statement/prospectus of HF Sinclair and HEP with respect to (i) the HF Sinclair Stock Issuance Proposal, (ii) the HF Sinclair Special Meeting, (iii) the Merger Proposal and (iv) the HEP Special Meeting. The registration statement on Form S-4 became effective under the Securities Act of 1933, as amended (the “Securities Act”), on October 24, 2023. On October 26, 2023, and in connection with the Merger Agreement and the transactions contemplated thereby, including the HF Sinclair Stock Issuance, the HF Sinclair Special Meeting, the Merger and the HEP Special Meeting, (i) HF Sinclair filed with the SEC a prospectus pursuant to Rule 424(b)(3) promulgated under the Securities Act (the “HF Sinclair Prospectus”), and (ii) HEP filed with the SEC a definitive proxy statement on Form DEFM14A pursuant to Section 14(a) of the Exchange Act (the “HEP Proxy Statement”). Each of the HF Sinclair Prospectus and the HEP Proxy Statement included a notice of meeting and a proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”). HF Sinclair and HEP first mailed the Joint Proxy Statement/Prospectus to HF Sinclair Stockholders and HEP Unitholders on or about October 26, 2023. A copy of the Joint Proxy Statement/Prospectus is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached as Annex A to the Joint Proxy Statement/Prospectus. All references in this Amended Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

This Amended Transaction Statement is being filed with the SEC to (i) amend Item 16 of the Schedule 13E-3 to add as exhibit (a)(16) the Current Report on Form 8-K of HF Sinclair, filed with the SEC on October 30, 2023 and incorporated herein by reference and to add as exhibit (a)(17) the Current Report on Form 8-K of HEP, filed with the SEC on October 30, 2023 and incorporated herein by reference (collectively, the “October 30 Form 8-Ks”), (ii) provide supplemental disclosure set forth herein, (iii) provide disclosure regarding amendments to HEP’s Credit Agreement (as defined below) and (iv) provide disclosure regarding the Exchange Offers and Consent Solicitations (as defined below).

Supplemental Disclosure

The October 30 Form 8-Ks disclose the following HEP awards held by directors and executive officers as of October 26, 2023:

HEP Awards Held by Directors and Executive Officers

The unvested Partnership LTIP Service Awards, Director LTIP Awards, Partnership Performance LTIP Awards and Partnership Cash Awards outstanding and held by each of the General Partner’s executive officers and directors as of October 26, 2023 is set forth in the table below.

Name (1)	Partnership Service LTIP Award (#)	2020 Partnership Performance LTIP Award (#) (2)	2021, 2022 or 2023 Partnership Performance LTIP Award (#) (2)	Value of Partnership Cash Award to he Converted to Parent Cash Award ($)
Executive Officers
Michael C. Jennings(3)	—	—	—	—
John Harrison	—	—	—	—
Robert I. Jamieson	28,147	10,488	11,412	$181,123
Vaishali S. Bhatia	—	—	—	—
Non-Employee Directors
Larry R. Baldwin	11,627	—	—	—
Christine B. LaFollette	11,627	—	—	—
James H. Lee	11,627	—	—	—
Eric L. Mattson	11,627	—	—	—
Mark A. Petersen	11,627	—	—	—

(1)

Additional individuals may have been identified as “executive officers” or “Named Executive Officers” in the most recent HEP Annual Report on Form 10-K, but the following individuals are no longer providing services to HEP as of the date of this joint proxy statement and therefore will receive no compensation in connection with the Merger: Mr. Mark T. Cunningham (former Senior Vice President, Operations and Engineering) and Mr. Richard L. Voliva (former President).

(2)

All Partnership Performance LTIP Awards are reflected at target values. With respect to the 2020 Partnership Performance LTIP Awards, the awards will be settled using actual performance achievement at the end of the performance period, which may be higher or lower than the target values shown here.

(3)	Mr. Jennings is also the Chairperson of the GP Board.

HEP Credit Agreement

As of June 30, 2023, HEP had outstanding borrowings of $606 million under its senior secured revolving credit facility pursuant to that certain Third Amended and Restated Credit Agreement dated as of July 27, 2017 by and among HEP, as borrower, Wells Fargo Bank, National Association, in its capacity as administrative agent, and the lenders party thereto (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”). In connection with the consummation of the Merger, HEP expects to amend the Credit Agreement to, among other things, (a) provide a guaranty from HF Sinclair and terminate all guaranties from subsidiaries of HEP, (b) amend the definition of “Investment Grade Rating” in the Credit Agreement to reference the credit rating of HF Sinclair’s senior unsecured indebtedness, (c) eliminate the requirement to deliver separate audited and unaudited financial statements for HEP and its subsidiaries and only provide certain segment-level reporting for HEP with any compliance certificate delivered in accordance with the Credit Agreement and (d) amend certain covenants to eliminate certain restrictions on (i) amendments to intercompany contracts, (ii) transactions with HF Sinclair and its subsidiaries and (iii) investments in and contributions, dividends, transfers and distributions to HF Sinclair and its subsidiaries. There can be no assurance that the administrative agent and the lenders party thereto will agree to amend the Credit Agreement in a timely manner, or on acceptable terms, if at all.

Exchange Offers and Consent Solicitations

As of June 30, 2023, HEP had outstanding $400 million aggregate principal amount of 6.375% senior notes due 2027 (the “6.375% Senior Notes”) and $500 million aggregate principal amount of 5.00% senior notes due 2028 (the “5% Senior Notes” and, together with the 6.375% Senior Notes, the “Senior Notes”). On October 30, 2023, HF Sinclair and HEP announced the commencement of private offers by HF Sinclair to all Eligible Holders (as defined in the Exchange Offer Memorandum) to exchange (the “Exchange Offers”) any and all outstanding 6.375% Senior Notes and 5% Senior Notes, for new notes to be issued by HF Sinclair, with registration rights, and cash, pursuant to the terms and subject to the conditions set forth in a confidential exchange offer memorandum and consent solicitation statement, dated October 30, 2023 (the “Exchange Offer Memorandum”). Concurrently with the Exchange Offers, HF Sinclair is soliciting consents (the “Consent Solicitations”) to adopt certain proposed amendments to the indentures governing the existing Senior Notes to, among other things, eliminate from each HEP indenture, as it relates to each series of Senior Notes (i) substantially all of the restrictive covenants, (ii) certain of the events which may lead to an “Event of Default”, (iii) the SEC reporting covenant and (iv) the requirement of HEP to offer to purchase the Senior Notes upon a change of control. The Exchange Offers and the Consent Solicitations will expire at 5:00 p.m., New York City time, on November 29, 2023, unless extended or terminated. The Exchange Offers and Consent Solicitations are subject to the consummation of the Merger. The Exchange Offers and Consent Solicitations are being made only pursuant to the terms and subject to conditions set forth in the Exchange Offer Memorandum.

The Exchange Offer Memorandum and other documents relating to the Exchange Offers and Consent Solicitations will be distributed only to Eligible Holders (as defined in the Exchange Offer Memorandum) of Senior Notes. The Exchange Offers and Consent Solicitations are not being made to holders of Senior Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. The new notes to be issued by HF Sinclair have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Exchange Offer Memorandum. The complete terms and conditions of the Exchange Offers and Consent Solicitations are described in the Exchange Offer Memorandum.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Joint Proxy Statement/Prospectus, including all annexes thereto, is expressly incorporated herein by reference in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Joint Proxy Statement/Prospectus and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Joint Proxy Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3. Terms used but not defined in this Amended Transaction Statement have the meanings given to them in the Joint Proxy Statement/Prospectus.

All information concerning HEP contained in, or incorporated by reference into, this Amended Transaction Statement was supplied by HEP. Similarly, all information concerning any other filing person contained in, or incorporated by reference into, this Amended Transaction Statement was supplied by such filing person.

ITEM 1.	SUMMARY TERM SHEET

Regulation M-A Item 1001

The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

ITEM 2.	SUBJECT COMPANY INFORMATION

Regulation M-A Item 1002

(a)	Name and Address. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties”

“The Parties”

(b)	Securities. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Special Meeting of HEP Unitholders”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Treatment of HEP Equity Awards”

“Comparative Market Prices and Cash Dividend/Distribution Information”

(c)	Trading Market and Price. The information set forth in the Joint Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Comparative Market Prices and Cash Dividend/Distribution Information”

(d)	Dividends. The information set forth in the Joint Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Comparative Market Prices and Cash Dividend/Distribution Information”

(e)	Prior Public Offerings. The information set forth in the Joint Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Joint Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Comparative Market Prices and Cash Dividend/Distribution Information”

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A Item 1003

(a) through (b)	Name and Address; Business and Background of Entities. HEP is the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby.

The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties”

“The Parties”

“Where You Can Find More Information”

(c)	Business and Background of Natural Persons. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Business and Background of Natural Persons”

“Where You Can Find More Information”

ITEM 4.	TERMS OF THE TRANSACTION

Regulation M-A Item 1004

(a)	Material Terms. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Overview of Special Factors”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties”

“Special Factors—Position of HF Sinclair, HoldCo and Merger Sub as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Parent Entities for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Recommendations of the HF Sinclair Conflicts Committee and the HF Sinclair Board and their Reasons for the Merger”

“Special Factors—Recommendations of the HEP Conflicts Committee and the GP Board and the Reasons for their Recommendations”

“Special Factors—No Appraisal Rights”

“Special Factors—Listing of HF Sinclair Common Stock to be Issued in the Merger; Delisting and Deregistration of HEP Common Units”

“Special Factors—Accounting Treatment of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Treatment of HEP Equity Awards”

“The Merger Agreement”

“Comparison of the Rights of the HF Sinclair Stockholders and the HEP Unitholders”

“Special Meeting of HF Sinclair Stockholders”

“Special Meeting of HEP Unitholders”

“United States Federal Income Tax Consequences”

“Annex A: Merger Agreement”

(c)	Different Terms. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Overview of Special Factors”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Provisions for HEP Unaffiliated Unitholders”

“Special Factors—No Appraisal Rights”

“The Merger Agreement”

“Annex A: Merger Agreement”

(d)	Appraisal Rights. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—No Appraisal Rights”

“Questions and Answers”

“Special Factors—No Appraisal Rights”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Joint Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Special Factors—Provisions for HEP Unaffiliated Unitholders”

(f)	Eligibility for Listing or Trading. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Listing of HF Sinclair Common Stock to be Issued in the Merger; Delisting and Deregistration of HEP Common Units”

“Special Factors—Listing of HF Sinclair Common Stock to be Issued in the Merger; Delisting and Deregistration of HEP Common Units”

“The Merger Agreement—NYSE Listing, Delisting and Deregistration”

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A Item 1005

(a)	Transactions. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties”

“Special Factors—Interests of Certain Persons in the Merger”

“Past Contacts, Transactions, Negotiations and Agreements”

“Where You Can Find More Information”

(b) through (c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Overview of Special Factors”

“Special Factors—Background of the Merger”

“Special Factors—Position of HF Sinclair, HoldCo and Merger Sub as to the Fairness of the Merger”

“Special Factors—Recommendations of the HF Sinclair Conflicts Committee and the HF Sinclair Board and their Reasons for the Merger”

“Special Factors—Recommendations of the HEP Conflicts Committee and the GP Board and the Reasons for their Recommendations”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Past Contacts, Transactions, Negotiations and Agreements”

“Annex A: Merger Agreement”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Treatment of HEP Equity Awards”

“The Merger Agreement”

“Comparative Market Prices and Cash Dividend/Distribution Information”

“Past Contacts, Transactions, Negotiations and Agreements”

“Where You Can Find More Information”

“Annex A: Merger Agreement”

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(b)	Use of Securities Acquired. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Overview of Special Factors”

“Special Factors—Effects of the Merger”

“Special Factors—Purpose and Reasons of the Parent Entities for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Listing of HF Sinclair Common Stock to be Issued in the Merger; Delisting and Deregistration of HEP Common Units”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Annex A: Merger Agreement”

(c)(1) through (8)	Plans. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Comparative Market Prices and Cash Dividend/Distribution Information”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Position of HF Sinclair, HoldCo and Merger Sub as to the Fairness of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Purpose and Reasons of the Parent Entities for the Merger”

“Special Factors—Recommendations of the HF Sinclair Conflicts Committee and the HF Sinclair Board and their Reasons for the Merger”

“Special Factors—Recommendations of the HEP Conflicts Committee and the GP Board and the Reasons for their Recommendations”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Listing of HF Sinclair Common Stock to be Issued in the Merger; Delisting and Deregistration of HEP Common Units”

“The Merger Agreement”

“Special Meeting of HF Sinclair Stockholders”

“Special Meeting of HEP Unitholders”

“Annex A: Merger Agreement”

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Position of HF Sinclair, HoldCo and Merger Sub as to the Fairness of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Purpose and Reasons of the Parent Entities for the Merger”

“Special Factors—Recommendations of the HF Sinclair Conflicts Committee and the HF Sinclair Board and their Reasons for the Merger”

“Special Factors—Recommendations of the HEP Conflicts Committee and the GP Board and the Reasons for their Recommendations”

“Special Factors—Interests of Certain Persons in the Merger”

(b)	Alternatives. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Position of HF Sinclair, HoldCo and Merger Sub as to the Fairness of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Purpose and Reasons of the Parent Entities for the Merger”

“Special Factors—Recommendations of the HF Sinclair Conflicts Committee and the HF Sinclair Board and their Reasons for the Merger”

“Special Factors—Recommendations of the HEP Conflicts Committee and the GP Board and the Reasons for their Recommendations”

“Special Factors—Financial Advisor Discussion Materials Provided to HF Sinclair”

“Special Factors—Opinion of the Financial Advisor to the HEP Conflicts Committee”

“Annex B: Opinion of Intrepid Partners, LLC”

(c)	Reasons. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Position of HF Sinclair, HoldCo and Merger Sub as to the Fairness of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Purpose and Reasons of the Parent Entities for the Merger”

“Special Factors—Recommendations of the HF Sinclair Conflicts Committee and the HF Sinclair Board and their Reasons for the Merger”

“Special Factors—Recommendations of the HEP Conflicts Committee and the GP Board and the Reasons for their Recommendations”

“Special Factors—Financial Advisor Discussion Materials Provided to HF Sinclair”

“Special Factors—Opinion of the Financial Advisor to the HEP Conflicts Committee”

“Special Factors—Interests of Certain Persons in the Merger”

“Annex B: Opinion of Intrepid Partners, LLC”

(d)	Effects. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Position of HF Sinclair, HoldCo and Merger Sub as to the Fairness of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Purpose and Reasons of the Parent Entities for the Merger”

“Special Factors—Recommendations of the HF Sinclair Conflicts Committee and the HF Sinclair Board and their Reasons for the Merger”

“Special Factors—Recommendations of the HEP Conflicts Committee and the GP Board and the Reasons for their Recommendations”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Listing of HF Sinclair Common Stock to be Issued in the Merger; Delisting and Deregistration of HEP Common Units”

“The Merger Agreement”

“United States Federal Income Tax Consequences”

“Annex A: Merger Agreement”

ITEM 8.	FAIRNESS OF THE TRANSACTION

Regulation M-A Item 1014

(a) through (b)

Fairness; Factors Considered in Determining Fairness. Barclays Capital, Inc. (“Barclays”) was not requested to, and it did not, provide to HF Sinclair or any other person any (i) opinion (whether as to the fairness of any consideration, including, without limitation, the Merger Consideration, or otherwise), (ii) valuation of HEP for the purpose of assessing the fairness of the Merger Consideration to any person, or (iii) recommendation as to how to vote or act on any matters relating to the proposed Merger or otherwise. Barclay’s discussion materials dated August 14, 2023 should not be construed as creating any fiduciary duty on Barclays’ part to HF Sinclair or any other person and such materials are not intended to be, and do not constitute, a recommendation to HF Sinclair or any other person in respect of the Merger, including as to how any HEP Unitholder should act or vote in respect of the Merger Proposal or as to how any HF Sinclair Stockholder should act or vote in respect of the HF Sinclair Stock Issuance Proposal.

The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Position of HF Sinclair, HoldCo and Merger Sub as to the Fairness of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Purpose and Reasons of the Parent Entities for the Merger”

“Special Factors—Recommendations of the HF Sinclair Conflicts Committee and the HF Sinclair Board and their Reasons for the Merger”

“Special Factors—Recommendations of the HEP Conflicts Committee and the GP Board and the Reasons for their Recommendations”

“Special Factors—Opinion of the Financial Advisor to the HEP Conflicts Committee”

“Special Factors—Financial Advisor Discussion Materials Provided to HF Sinclair”

“Special Factors—Interests of Certain Persons in the Merger”

“Annex B: Opinion of Intrepid Partners, LLC”

(c)	Approval of Security Holders. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Purpose and Reasons of the Parent Entities for the Merger”

“Special Factors—Recommendations of the HEP Conflicts Committee and the GP Board and the Reasons for their Recommendations”

“The Merger Agreement—HEP Unitholder Approval”

“Special Meeting of HEP Unitholders”

(d)	Unaffiliated Representative. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the HEP Conflicts Committee and the GP Board and their Reasons for the Merger”

“Special Factors—Opinion of the Financial Advisor to the HEP Conflicts Committee”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Annex B: Opinion of Intrepid Partners, LLC”

(e)	Approval of Directors. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the HEP Conflicts Committee and the GP Board and the Reasons for their Recommendations”

“Special Factors—Recommendations of the HF Sinclair Conflicts Committee and the HF Sinclair Board and their Reasons for the Merger”

“Special Factors—Position of HF Sinclair, HoldCo and Merger Sub as to the Fairness of the Merger”

(f)	Other Offers. Not Applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

Regulation M-A Item 1015

(a) through (b)

Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The discussion materials prepared by Barclays and provided to HF Sinclair, the HF Sinclair Conflicts Committee and the HF Sinclair Board, dated as of August 14, 2023, are set forth as Exhibit (c)(2) and incorporated herein by reference. The discussion materials prepared by Intrepid Partners, LLC and provided to the HEP Conflicts Committee, dated as of June 1, 2023, June 26, 2023, July 13, 2023, July 14, 2023, July 24, 2023, July 27, 2023, August 2, 2023, August 9, 2023, August 11, 2023 and August 15, 2023 are set forth as Exhibits (c)(3)(A) through (c)(3)(J) hereto and are incorporated herein by reference.

The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Effects of the Merger”

“Summary Term Sheet—Position of HF Sinclair, HoldCo and Merger Sub as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Parent Entities for the Merger”

“Summary Term Sheet—Recommendations of the HF Sinclair Conflicts Committee and the HF Sinclair Board and their Reasons for the Merger”

“Summary Term Sheet—Recommendations of the HEP Conflicts Committee and the GP Board and the Reasons for their Recommendations”

“Summary Term Sheet—Financial Advisor Discussion Materials Provided to HF Sinclair”

“Summary Term Sheet—Opinion of the Financial Advisor to the HEP Conflicts Committee”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of the Financial Advisor to the HEP Conflicts Committee”

“Special Factors—Position of HF Sinclair, HoldCo and Merger Sub as to the Fairness of the Merger”

“Special Factors—Recommendations of the HF Sinclair Conflicts Committee and the HF Sinclair Board and their Reasons for the Merger”

“Special Factors—Recommendations of the HEP Conflicts Committee and the GP Board and the Reasons for their Recommendations”

“Special Factors—Financial Advisor Discussion Materials Provided to HF Sinclair”

“Special Factors—Fees and Expenses”

“Where You Can Find More Information”

“Annex B: Opinion of Intrepid Partners, LLC”

The written opinion of Intrepid Partners, LLC is attached to the Joint Proxy Statement/Prospectus as Annex B and is incorporated herein by reference.

(c)

Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of HF Sinclair and HEP during its regular business hours by any interested equity security holder of HEP Common Units or by any representative who has been so designated in writing upon written request and at the expense of the requesting security holder.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A Item 1007

(a) through (b),(d)	Source of Funds; Conditions; Borrowed Funds. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger Consideration”

“Summary Term Sheet—The Merger Agreement”

“Summary Term Sheet—Fees and Expenses”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the HEP Conflicts Committee and the GP Board and the Reasons for their Recommendations”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Financing of the Merger”

(c)	Expenses. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Fees and Expenses”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Financing of the Merger”

“Special Meeting of HF Sinclair Stockholders—Solicitation of Proxies”

“Special Meeting of HEP Unitholders—Solicitation of Proxies”

“The Merger Agreement—Effect of Termination; Termination Expenses”

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A Item 1008

(a) through (b)	Securities Ownership; Securities Transactions. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties”

“Summary Term Sheet—The Merger”

“The Parties”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Treatment of HEP Equity Awards”

“Special Factors—Certain Beneficial Owners of HEP Common Units”

“The Merger Agreement”

“Comparative Market Prices and Cash Dividend/Distribution Information”

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

Regulation M-A Item 1012

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Special Meeting of HEP Unitholders”

(e)	Recommendations of Others. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Position of HF Sinclair, HoldCo and Merger Sub as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Parent Entities for the Merger”

“Special Factors—Recommendations of the HF Sinclair Conflicts Committee and the HF Sinclair Board and their Reasons for the Merger”

“Special Factors—Recommendations of the HEP Conflicts Committee and the GP Board and the Reasons for their Recommendations”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement—Conditions to Completion of the Merger”

ITEM 13.	FINANCIAL INFORMATION

Regulation M-A Item 1010

(a)	Financial Statements. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Special Factors—Effects of the Merger”

“Selected Historical Consolidated Financial Data of HEP”

“Where You Can Find More Information”

HEP’s Annual Report on Form 10-K for the year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 are incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A Item 1009

(a) through (b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Position of HF Sinclair, HoldCo and Merger Sub as to the Fairness of the Merger”

“Special Factors—Recommendations of the HF Sinclair Conflicts Committee and the HF Sinclair Board and their Reasons for the Merger”

“Special Factors—Recommendations of the HEP Conflicts Committee and the GP Board and the Reasons for their Recommendations”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Fees and Expenses”

ITEM 15.	ADDITIONAL INFORMATION

Regulation M-A Item 1011

(c)	Golden Parachute Compensation. The information set forth in the Joint Proxy Statement/Prospectus under the following caption is incorporated herein by reference.

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—No Golden Parachute Compensation Payable to the HEP Named Executive Officers in Connection with the Merger”

(c)	Other Material Information. The information set forth in the Joint Proxy Statement/Prospectus, including all annexes thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)*

Joint Proxy Statement/Prospectus (incorporated herein by reference to Holly Energy Partners, L.P.’s Definitive Proxy Statement on Form DEFM14A filed with the SEC on October 26, 2023 (File No. 001-32225)).

(a)(2)*	Joint Letter to the Stockholders of HF Sinclair Corporation and the Unitholders of Holly Energy Partners, L.P. (incorporated herein by reference to the Joint Proxy Statement/Prospectus).

(a)(4)*	Form of Proxy Card and Voting Instructions for the HF Sinclair Special Meeting (incorporated herein by reference to HF Sinclair Corporation’s Prospectus on Form 424(b)(3) filed with the SEC on October 26, 2023 (File No. 333-274655)).

(a)(5)*	Form of Proxy Card and Voting Instructions for the HEP Special Meeting (incorporated herein by reference to the Joint Proxy Statement/Prospectus).

(a)(6)*	Notice of Special Meeting of Unitholders of Holly Energy Partners, L.P. (incorporated herein by reference to the Joint Proxy Statement/Prospectus).

(a)(7)*	Press Release of Holly Energy Partners, L.P. dated May 4, 2023 (incorporated herein by reference to Exhibit 99.1 to Holly Energy Partners, L.P.’s Current Report on Form 8-K filed with the SEC on May 4, 2023 (File No. 001-32225)).

(a)(8)*	Press Release of HF Sinclair Corporation dated May 4, 2023 (incorporated herein by reference to Exhibit 99.1 to HF Sinclair Corporation’s Current Report on Form 8-K filed with the SEC on May 4, 2023 (File No. 001-41325)).

(a)(9)*	Earnings Release of HF Sinclair Corporation dated May 4, 2023 (incorporated herein by reference to Exhibit 99.1 to HF Sinclair Corporation’s Current Report on Form 8-K filed with the SEC on May 4, 2023 (File No. 001-41325)).

(a)(10)*	Communication to Employees of Holly Energy Partners, L.P. from the Chief Executive Officer and President of Holly Energy Partners, L.P., dated May 4, 2023 (incorporated herein by reference to Holly Energy Partners, L.P.’s Communication pursuant to Rule 425 of the Securities Act filed with the SEC on May 4, 2023 (File No. 001-32225)).

(a)(11)*	Communication to Employees of HF Sinclair Corporation from HF Sinclair Corporation, dated May 4, 2023 (incorporated herein by reference to HF Sinclair Corporation’s Communication pursuant to Rule 425 of the Securities Act filed with the SEC on May 4, 2023 (File No. 001-32225)).

(a)(12)*	Excerpt of the Joint Earnings Call Transcript held on May 4, 2023 (incorporated herein by reference to Holly Energy Partners, L.P.’s Communication pursuant to Rule 425 of the Securities Act filed with the SEC on May 5, 2023 (File No. 001-32225)).

(a)(13)*	Letter to certain employees of Holly Energy Partners, L.P., dated August 16, 2023 (incorporated herein by reference to Exhibit 99.1 to Holly Energy Partners, L.P.’s Current Report on Form 8-K filed with the SEC on August 16, 2023 (File No. 001-32225)).

(a)(14)*	Letter to certain employees of HF Sinclair Corporation and Holly Energy Partners, L.P., dated August 16, 2023 (incorporated herein by reference to Exhibit 99.1 to HF Sinclair Corporation’s Current Report on Form 8-K filed with the SEC on August 16, 2023 (File No. 001-41325)).

(a)(15)*	Joint Press Release of HF Sinclair Corporation and Holly Energy Partners, L.P., dated August 16, 2023 (incorporated herein by reference to Exhibit 99.1 to HF Sinclair Corporation’s Current Report on Form 8-K filed with the SEC on August 16, 2023 (File No. 001-41325)).

(a)(16)	Current Report on Form 8-K of HF Sinclair Corporation, filed on October 30, 2023 (incorporated herein by reference).

(a)(17)	Current Report on Form 8-K of Holly Energy Partners, L.P., filed on October 30, 2023 (incorporated herein by reference).

Exhibit No.	Description

(c)(1)*	Opinion of Intrepid Partners, LLC (incorporated herein by reference to Annex B of the Joint Proxy Statement/Prospectus).

(c)(2)*	Discussion materials prepared by Barclays Capital, Inc., dated August 14, 2023, for the Board of Directors of HF Sinclair Corporation.

(c)(2)(A)*	Discussion materials prepared by Barclays Capital, Inc., dated May 1, 2023, for the Board of Directors of HF Sinclair Corporation and the Conflicts Committee of the Board of Directors of HF Sinclair Corporation.

(c)(2)(B)*	Discussion materials prepared by Barclays Capital, Inc., dated July 19, 2023, for the Conflicts Committee of the Board of Directors of HF Sinclair Corporation.

(c)(2)(C)*	Discussion materials prepared by Barclays Capital, Inc., dated July 21, 2023, for the Conflicts Committee of the Board of Directors of HF Sinclair Corporation.

(c)(2)(D)*	Discussion materials prepared by Barclays Capital, Inc., dated August 1, 2023, for the Conflicts Committee of the Board of Directors of HF Sinclair Corporation.

(c)(2)(E)*	Discussion materials prepared by Barclays Capital, Inc., dated August 11, 2023, for the Conflicts Committee of the Board of Directors of HF Sinclair Corporation.

(c)(3)(A)*	Discussion materials prepared by Intrepid Partners, LLC, dated June 1, 2023, for the Conflicts Committee of the Board of Directors of Holly Logistic Services, L.L.C.

(c)(3)(B)*	Discussion materials prepared by Intrepid Partners, LLC, dated June 26, 2023, for the Conflicts Committee of the Board of Directors of Holly Logistic Services, L.L.C.

(c)(3)(C)*	Discussion materials prepared by Intrepid Partners, LLC, dated July 13, 2023, for the Conflicts Committee of the Board of Directors of Holly Logistic Services, L.L.C.

(c)(3)(D)*	Discussion materials prepared by Intrepid Partners, LLC, dated July 14, 2023, for the Conflicts Committee of the Board of Directors of Holly Logistic Services, L.L.C.

(c)(3)(E)*	Discussion materials prepared by Intrepid Partners, LLC, dated July 24, 2023, for the Conflicts Committee of the Board of Directors of Holly Logistic Services, L.L.C.

(c)(3)(F)*	Discussion materials prepared by Intrepid Partners, LLC, dated July 27, 2023, for the Conflicts Committee of the Board of Directors of Holly Logistic Services, L.L.C.

(c)(3)(G)*	Discussion materials prepared by Intrepid Partners, LLC, dated August 2, 2023, for the Conflicts Committee of the Board of Directors of Holly Logistic Services, L.L.C.

(c)(3)(H)*	Discussion materials prepared by Intrepid Partners, LLC, dated August 9, 2023, for the Conflicts Committee of the Board of Directors of Holly Logistic Services, L.L.C.

(c)(3)(I)*	Discussion materials prepared by Intrepid Partners, LLC, dated August 11, 2023, for the Conflicts Committee of the Board of Directors of Holly Logistic Services, L.L.C.

(c)(3)(J)*	Presentation prepared by Intrepid Partners, LLC, dated August 15, 2023, for the Conflicts Committee of the Board of Directors of Holly Logistic Services, L.L.C.

(d)(1)*	Agreement and Plan of Merger, dated August 15, 2023, by and among HF Sinclair Corporation, Navajo Pipeline Co., L.P., Holly Apple Holdings LLC, Holly Energy Partners, L.P., HEP Logistics Holdings, L.P., and Holly Logistic Services, L.L.C. (included as Annex A to the Joint Proxy Statement/Prospectus and incorporated herein by reference).

(d)(2)*	Unitholders Agreement, dated as of August 2, 2021, by and among Holly Energy Partners, L.P., Holly Logistic Services, L.L.C., Navajo Pipeline Co., L.P., The Sinclair Companies, and the unitholders set forth on Schedule I thereto, as may be amended from time to time (incorporated herein by reference to Exhibit 10.1 to Holly Energy Partners, L.P.’s Current Report on Form 8-K (File No. 001-32225) filed with the SEC on August 3, 2021).

(f)(1)*	Second Amended and Restated Agreement of the Limited Partnership of Holly Energy Partners, L.P. (incorporated herein by reference to Exhibit 3.1 to Holly Energy Partners, L.P.’s Current Report on Form 8-K (File No. 001-32225) filed with the SEC on November 1, 2017).

(f)(2)*	Delaware Code Title 6 § 17-212.

(g)	None.

107*	Filing Fee Table.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 30, 2023

HF SINCLAIR CORPORATION

By:	/s/ Atanas H. Atanasov
Name:	Atanas H. Atanasov
Title:	Executive Vice President and Chief Financial Officer

NAVAJO PIPELINE CO., L.P.

By:	/s/ Atanas H. Atanasov
Name:	Atanas H. Atanasov
Title:	Executive Vice President and Chief Financial Officer

HOLLY APPLE HOLDINGS LLC

By:	/s/ Atanas H. Atanasov
Name:	Atanas H. Atanasov
Title:	Executive Vice President and Chief Financial Officer

HOLLY ENERGY PARTNERS, L.P.

By:	HEP LOGISTICS HOLDINGS, L.P.,
its General Partner

By:	HOLLY LOGISTIC SERVICES, L.L.C.,
its General Partner

By:	/s/ Michael C. Jennings
Name:	Michael C. Jennings
Title:	Chief Executive Officer and President

HOLLY LOGISTIC SERVICES, L.L.C.

By:	/s/ Michael C. Jennings
Name:	Michael C. Jennings
Title:	Chief Executive Officer and President

HEP LOGISTICS HOLDINGS, L.P.

By:	HOLLY LOGISTIC SERVICES, L.L.C.,
its General Partner

By:	/s/ Michael C. Jennings
Name:	Michael C. Jennings
Title:	Chief Executive Officer and President